EXHIBIT 99.1

NANOBIOTIX to Participate in Investor Conferences in March

PARIS and CAMBRIDGE, Mass., Feb. 25, 2026 (GLOBE NEWSWIRE) -- NANOBIOTIX (Euronext: NANO - NASDAQ: NBTX - the “Company”), a late-clinical stage biotechnology company pioneering nanotherapeutic approaches to expand treatment possibilities for patients with cancer and other major diseases, announced today that Company management will participate in these upcoming conferences in March:

TD Cowen's Health Care Conference
Date: Wednesday, March 4, 2026
Location: Boston, MA
Time of the fireside chat: 11:10am ET / 5:10pm CET
Presenters: Laurent Levy, Chief Executive Officer of Nanobiotix and Bart van Rhijn, Chief Financial & Business Officer of Nanobiotix

UBS Biotech Summit Miami
Date: Monday, March 9, 2026
Location: Miami Beach, FL

Jefferies Biotech on the Beach Summit
Date: Tuesday, March 10, 2026
Location: Miami Beach, FL

Leerink's Global Healthcare Conference
Date: Wednesday, March 11, 2026
Location: Miami Beach, FL
Time of the fireside chat: 2:20pm EDT / 7:20pm CET
Presenters: Laurent Levy, Chief Executive Officer of Nanobiotix and Bart van Rhijn, Chief Financial & Business Officer of Nanobiotix

About NANOBIOTIX

Nanobiotix is a late-stage clinical biotechnology company pioneering disruptive, physics-based therapeutic approaches to revolutionize treatment outcomes for millions of patients; supported by people committed to making a difference for humanity. The Company’s philosophy is rooted in the concept of pushing past the boundaries of what is known to expand possibilities for human life.

Incorporated in 2003, Nanobiotix is headquartered in Paris, France and is listed on Euronext Paris since 2012 and on the Nasdaq Global Select Market in New York City since December 2020. The Company has subsidiaries in Cambridge, Massachusetts (United States) amongst other locations.

Nanobiotix is the owner of more than 25 patent families associated with three (3) nanotechnology platforms with applications in 1) oncology; 2) bioavailability and biodistribution; and 3) disorders of the central nervous system.

For more information about Nanobiotix, visit us at www.nanobiotix.com or follow us on LinkedIn and Twitter.

Contacts

Nanobiotix
Communications Department Brandon Owens VP, Communications +1 (617) 852-4835 contact@nanobiotix.com	Investor Relations Department Joanne Choi VP, Investor Relations (US) +1 (713) 609-3150 Ricky Bhajun Director, Investor Relations (EU) +33 (0) 79 97 29 99 investors@nanobiotix.com
Media Relations
France – HARDY Caroline Hardy +33 06 70 33 49 50 carolinehardy@outlook.fr	Global – uncapped Becky Lauer +1 (646) 286-0057 uncappednanobiotix@uncappedcommunications.com

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  2026-02-25 -- NBTX -- Presenting @ March Conferences -- FINAL (https://ml.globenewswire.com/Resource/Download/897f5600-4652-4f63-a9e2-9690182f484e)